SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 22 November 2012

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

22 November 2012

INTERCONTINENTAL HOTELS GROUP PLC
(the "Company")

Notification of transactions of directors, persons discharging managerial responsibilities
("PDMR")
and connected persons

On 22 November 2012 the following PDMR was awarded conditional rights over the number of the Company's ordinary shares shown below, under the Company's Long Term Incentive Plan ("LTIP") 2012/2014.  The performance measurement period is from 1 January 2012 to 31 December 2014 and the awards will vest on the business day after the announcement of the Company's 31 December 2014 year end financial results. Under the terms of the LTIP 2012/2014, the maximum number of shares that can be transferred if performance conditions are met in full are as follows:

Number of
shares awarded
PDMR
Keith Barr	36,835

---------------Ends--------------

About IHG
IHG (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs) is a global organisation with nine hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites®, Candlewood Suites®, as well as our two newest brands, EVEN™ Hotels and HUALUXE™ Hotels & Resorts. IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with over 69 million members worldwide.  IHG franchises, leases, manages or owns over 4,500 hotels and more than 672,000 guest rooms in nearly 100 countries and territories. With more than 1,000 hotels in its development pipeline, IHG expects to recruit around 90,000 people into additional roles across its estate over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.

Visit www.ihg.com for hotel information and reservations and www.priorityclub.com for more on Priority Club Rewards. For our latest news, visit www.ihg.com/media, www.twitter.com/ihg, www.facebook.com/ihg or www.youtube.com/ihgplc.

For further information, please contact: Investor Relations (Catherine Dolton / Isabel Green): +44 (0)1895 512 176 Media Affairs (Joanna James): +44 (0) 7808 095 730

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	22 November 2012